Exhibit 99.1

COLLPLANT BIOTECHNOLOGIES REPORTS 2025 FIRST QUARTER FINANCIAL RESULTS AND PROVIDES A CORPORATE UPDATE

- In Q1 following a development achievement, CollPlant received a $2 million payment from AbbVie –

- Advancement of regenerative breast implant program continues; encouraging findings continue to be observed -

REHOVOT, Israel, May 28, 2025 – CollPlant Biotechnologies (Nasdaq: CLGN), a regenerative and aesthetics medicine company developing innovative technologies and products based on its non-animal-derived, rhCollagen for tissue regeneration and medical aesthetics, today announced financial results for the first quarter of 2025 and provided a corporate update.

Yehiel Tal, CollPlant’s Chief Executive Officer commented, “While advancing our core programs, we’ve remained disciplined in optimizing costs and prioritizing initiatives that are designed to support a well-capitalized path forward in the best interest of our shareholders. In line with this strategy, we are investing efforts in pursuing a non-dilutive transaction.”

Mr. Tal continued, “We are highly encouraged by the promising results from our preclinical studies using commercial-size regenerative implants, and we are continuing follow-up evaluations to build on these findings. This program has the potential to position CollPlant as a leader in the regenerative medicine space.

In parallel, we are making steady progress with our photocurable dermal filler candidate, as well as with the dermal filler program currently under development by our partner, AbbVie.”

First Quarter and Recent Highlights

Collaboration Updates

AbbVie Collaboration

In February 2025, following a key development milestone, CollPlant received a $2 million milestone payment from its partner, AbbVie, pursuant to the existing development and commercialization agreement. Under this agreement, CollPlant granted AbbVie a worldwide exclusive license to use its recombinant human collagen (rhCollagen) technology in combination with AbbVie’s proprietary technologies for the development and commercialization of dermal and soft tissue filler products. The dermal filler candidate is currently in the clinical phase, with AbbVie collecting data and reviewing interim results from the first patient cohort enrolled in the trials initiated in 2023.

Next steps for the program will be determined by AbbVie following the completion of this assessment.

Q1 and Recent Corporate Updates

CollPlant’s Regenerative Breast Implants: A Potential Paradigm Shift in Aesthetic and Reconstructive Medicine

CollPlant is developing next-generation regenerative breast implants composed of its proprietary plant-derived recombinant human collagen (rhCollagen) and other biocompatible biomaterials. These implants are designed to regenerate natural breast tissue without triggering an immune response, potentially offering a transformative alternative for both aesthetic and reconstructive procedures, including postmastectomy reconstruction for cancer patients.

In June 2024, CollPlant announced a development milestone, which was the successful 3D bioprinting of 200cc breast implants – which are commercial size - featuring enhanced structural durability. These implants were produced using the Company’s proprietary rhCollagen-based bioinks. To date, no commercial solution exists that enables soft tissue regeneration in the breast, positioning CollPlant’s platform as a potential breakthrough in this field.

As part of the ongoing preclinical studies, the surgical protocol has been refined to allow implantation through a small incision, while minimizing the risk of implant displacement or inversion.

Previously, in March 2024, CollPlant reported encouraging results from one study arm following six-months post-implantation. The implants exhibited vascularization, rapid tissue ingrowth, and early-stage biodegradation, while maintaining their original structure and mechanical properties. Notably, no adverse tissue reactions were observed, reinforcing the implant’s favorable safety profile.

Further analysis of MRI and ultrasound imaging conducted in early 2025 confirmed tissue integration and vascularization, underscoring the importance of this type of imaging tools to support future clinical evaluation. Based on these results, CollPlant plans to continue to optimize the implants for long-term tissue remodeling and durability.

The unmet need for safer, regenerative solutions is indisputable; in the U.S. alone, hundreds of thousands of individuals experience complications from current breast implants—including autoimmune reactions and, in rare cases, breast implant-associated anaplastic large cell lymphoma (BIA-ALCL).

CollPlant’s regenerative approach represents a bold step toward a potentially safer, more natural, and durable alternative.

Photocurable Dermal Filler Program Advancing Toward Clinical Stage

CollPlant has made significant progress developing its photocurable dermal filler, which not only supports skin lifting and tissue rejuvenation, but also offers facial contouring capabilities. CollPlant is now completing the preclinical testing phase of the photocurable dermal filler, and, alongside production scale-up activities, is preparing for the initiation of clinical studies.

In addition, Jason Bloom, MD, a leading expert in facial plastic and reconstructive surgery, will be speaking about CollPlant’s photocurable dermal filler at The Vegas Cosmetic Surgery Conference 2025 in a presentation titled, “Innovative Regenerative Injectable Implant Based on Photocurable rhCollagen”. The presentation will take place on Friday, May 30, 2025 from 12:45-12:55 p.m. PDT. Dr. Bloom brings a wealth of clinical expertise and innovation to the aesthetics field, and is chairing on panels for multiple sessions at the conference with the goal to offer a compelling glimpse into the future of injectable treatments.

In February 2025, CollPlant announced the issuance of U.S. Patent No. 12,186,449, covering key aspects of the photocurable dermal filler product candidate. The patent relates to polymerizable formulations composed of modified recombinant human collagen (rhCollagen) and additional components such as hyaluronic acid. The patent provides protection through 2039, further strengthening CollPlant’s intellectual property portfolio in regenerative aesthetics.

Non-Core Commercial Programs

In February 2025, CollPlant announced the expansion of its international distribution network for Vergenix™ STR, a product based on CollPlant’s proprietary rhCollagen technology combined with platelet-rich plasma (PRP).

VergenixSTR is designed to treat tendinopathy by promoting the healing and repair of tendon injuries in multiple anatomical sites, including the elbow tendon (for “tennis elbow”), rotator cuff, patellar tendon, Achilles tendon, and cases of plantar fasciitis.

As part of this expansion, CollPlant has entered into new distribution agreements with partners for commercial sales in the Netherlands, Belgium, Luxembourg (Benelux), Spain, India, and Turkey, broadening the product’s reach across key markets in Europe and Asia.

Intellectual Property: rhCollagen Curable BioInks Portfolio of Products

CollPlant announced in March that the Japan Patent Office (JPO) has granted a second patent on Patent Application no. 2023-101072 securing patent protection on CollPlant’s portfolio of rhCollagen curable BioInks in Japan until 2038. This application is related to CollPlant’s innovative curable Collink.3D® BioInk pipeline, consisting of the first and only line of human collagen BioInk products based on chemically modified plant-derived rhCollagen that is mass-produced with high purity and consistency. Collink.3D enables the scalable and reproducible biofabrication of tissue models, tissues, and organ transplants, while precisely mimicking the native properties of tissues and organs.

Additionally, CollPlant’s BioInk products provide the advantage of being animal-free, have optimal rheology properties (pertaining to deformation and flow of matter- both liquids and solids) at room temperature, support high viability of different cell types and are biocompatible and non-immunogenic.

In April 2025, CollPlant issued commentary in response to the United States Food and Drug Administration (FDA)’s groundbreaking step announced to advance public health by replacing animal testing in the development of monoclonal antibody therapies and other drug candidates with more effective, human-relevant methods. Importantly, CollPlant’s Collink.3D® portfolio of rhCollagen-based BioInk products can be utilized for the biofabrication of tissue or organ-on-a-chip systems, which serve as alternatives to animal testing. These systems can expedite the gap between benchtop studies and clinical trials, as well as be more economical and enable a reduced time to market.

Mr. Tal added, “We are pleased to be ahead of the curve related to the direction that medical research is headed, developing alternatives for use in place of traditional animal testing or human-equivalent biomaterials not derived from animal sources which supports the FDA’s NAMs as announced this past April. CollPlant’s novel rhCollagen and rhCollagen-based Collink.3D portfolio of BioInk products can be used in a wide variety of non-animal testing applications. What we are doing at CollPlant is revolutionary, and, has taken decades of meticulous research. We continue to be a pioneer of technologies in this area and hope to be instrumental to enable the application of both alternatives in animal testing and biomaterials.”

Operational Updates

Also in February 2025, CollPlant announced that it had initiated a cost cutting and workforce reduction plan. The allocation of resources resulted in a reduction of workforce by approximately 20%, and, based on current estimates, will allow it to continue its business activities, including those related to its primary research and development programs until at least the second quarter of 2026.

First Quarter 2025 Financial Results

GAAP revenues for the first quarter ending March 31, 2025, were $2.1 million compared to $98,000 in the first quarter ending March 31, 2024. The increase in revenue is mainly related to a development achievement relating to the dermal filler product candidate, which triggered a $2 million payment from AbbVie to CollPlant according to the AbbVie agreement.

GAAP cost of revenues for the first quarter ending March 31, 2025, was $188,000, compared to $545,000 for the first quarter ending March 31, 2024. The decrease in the cost of revenues of approximately $357,000 is mainly related to a decrease in inventory impairments in the amount of $322,000.

GAAP gross profit for the first quarter ending March 31, 2025, was $1.9 million, compared to a gross loss of $447,000 for the first quarter ending March 31, 2024.

GAAP operating expenses for the first quarter ending March 31, 2025, were $3.5 million, compared to $3.9 million, for the first quarter ending March 31, 2024. The decrease of approximately $400,000 is mainly related to (i) the Company’s cost reduction plan with: (a) a $202,000 decrease in the workforce expenses, (b) a $147,000 decrease in research and development materials expenses, and (ii) a $112,000 reduction in general and administrative public company expenses. On a non-GAAP basis, the operating expenses for the first quarter ending March 31, 2025 were $3.1 million, compared to $3.6 million for the first quarter ending March 31, 2024. Non-GAAP measures exclude certain non-cash expenses.

GAAP financial income, net, for the first quarter ending March 31, 2025, totaled $196,000, compared to $134,000 for the first quarter ending March 31, 2024. The increase in financial income, net, is due to an increase in exchange rate differences.

GAAP net loss for the first quarter ending March 31, 2025 was $1.5 million, or $0.13 basic loss per share, compared to a net loss of $4.2 million, or $0.37 basic loss per share, for the first quarter ending March 31, 2024. Non-GAAP net loss for the first quarter ending March 31, 2025, was $1.1 million, or $0.1 basic loss per share, compared to $4.0 million loss, or $0.35 basic loss per share, for the first quarter ending March 31, 2024.

Balance Sheet and Cash Flow

The Company’s cash and cash equivalents balance as of March 31, 2025 was $10.7 million.

Net cash used in operating activities was $1.2 million during the first quarter ending March 31, 2025, compared to $3.3 million for the first quarter ending March 31, 2024. Cash used during the first quarter ending March 31, 2025 decreased compared to the same quarter last year, primarily due to revenues of $2 million from AbbVie, following a development achievement in the dermal filler program.

Net cash used in investing activities was $8,000 during the first quarter ending March 31, 2025, compared to $82,000 for the first quarter ending March 31, 2024.

There was no cash flow from financing activities during the first quarter ending March 31, 2025. Net cash provided by financing activities was $9,000 for the first quarter ending March 31, 2024. Cash provided by financing activities is attributed to proceeds from the exercise of options into shares.

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2025	December 31, 2024
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$10,735	$11,909
Restricted deposit	245	248
Trade receivables, net	-	150
Inventories	673	440
Other accounts receivable and prepaid expenses	440	433
Total current assets	12,093	13,180
Non-current assets:
Restricted deposit	117	118
Operating lease right-of-use assets	2,813	2,991
Property and equipment, net	2,069	2,290
Intangible assets, net	116	131
Total non-current assets	5,115	5,530
Total assets	$17,208	$18,710

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data)

	March 31, 2025	December 31, 2024
	Unaudited	Audited
Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$770	$870
Operating lease liabilities	732	806
Accrued liabilities and other payables	1,198	1,294
Total current liabilities	2,700	2,970
Non-current liabilities:
Operating lease liabilities	2,111	2,275
Total non-current liabilities	2,111	2,275
Total liabilities	4,811	5,245

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of March 31, 2025 and December 31, 2024; issued and outstanding: 11,454,512 ordinary shares as of March 31, 2025 and December 31, 2024.	4,983	4,983
Additional paid in capital	123,185	122,801
Accumulated other comprehensive loss	(969)	(969)
Accumulated deficit	(114,802)	(113,350)
Total shareholders’ equity	12,397	13,465
Total liabilities and shareholders’ equity	$17,208	$18,710

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Three months ended March 31,
	2025	2024
Revenues	$2,055	$98
Cost of revenues	188	545
Gross profit (loss)	1,867	(447)

Operating expenses:
Research and development	2,105	2,406
General, administrative and marketing	1,410	1,476
Total operating loss	1,648	4,329
Financial income, net	196	134
Net loss	$1,452	$4,195
Basic and diluted net loss per ordinary share	$0.13	$0.37
Weighted average number of ordinary shares used in computation of basic and diluted net loss per share	11,454,512	11,453,177

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Three months ended March 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(1,452)	$(4,195)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	244	280
Share-based compensation to employees and consultants	382	290
Exchange differences on cash and cash equivalents and restricted cash	6	125
Accrued interest	(3)	-
Changes in assets and liabilities:
Decrease (increase) in trade receivables	150	(90)
Decrease (increase) in inventories	(231)	72
Decrease (increase) in other accounts receivables and prepaid expenses	(7)	114
Decrease in operating lease right-of-use assets	165	137
Increase (decrease) in trade payables	(100)	139
Decrease in operating lease liabilities	(225)	(186)
Increase in accrued liabilities and other payables	(96)	61
Net cash used in operating activities	(1,167)	(3,253)
Cash flows from investing activities:
Purchase of property and equipment	(9)	(82)
Proceeds from sale of property and equipment	1	-
Net cash used in investing activities	(8)	(82)
Cash flows from financing activities:
Exercise of options into shares	-	9
Net cash provided by financing activities	-	9
Effect of exchange rate changes on cash and cash equivalents	1	(123)
Net decrease in cash and cash equivalents	(1,174)	(3,449)
Cash and cash equivalents at the beginning of the period	11,909	26,674

Cash and cash equivalents at the end of the period	$10,735	$23,225

COLLPLANT BIOTECHNOLOGIES LTD.

APPENDICES TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Three months ended March 31,
	2025	2024
Supplemental discloser of non-cash activities:

Right-of-use assets recognized with corresponding lease liabilities	$(13)	$46
Capitalization of share-based compensation to inventory	$2	$3

COLLPLANT BIOTECHNOLOGIES LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. dollars in thousands, except per share data)

(Unaudited)

	Three months ended March 31,
	2025	2024

GAAP operating expenses:	$3,515	$3,882

Change of operating lease accounts	4	1
Share-based compensation to employees, directors and consultants	(382)	(290)
Non-GAAP operating expenses:	3,137	3,593

GAAP operating loss	1,648	4,329
Change of operating lease accounts	4	1
Share-based compensation to employees, directors and consultants	(382)	(290)
Non-GAAP operating loss	1,270	4,040

GAAP Net loss	1,452	4,195
Change of operating lease accounts	60	49
Share-based compensation to employees, directors and consultants	(382)	(290)
Non-GAAP Net loss	$1,130	$3,954
GAAP basic and diluted loss per ordinary share	$0.13	$0.37
NON- GAAP basic and diluted loss per ordinary share	$0.10	$0.35

Use of Non-US GAAP (“non-GAAP”)

Financial results for 2025 and 2024 are presented on both a GAAP and a non-GAAP basis. GAAP results were prepared in accordance with U.S. GAAP and include all revenue and expenses recognized during the period. The release contains certain non-GAAP financial measures for operating costs and expenses, operating income (or loss), net income (or loss) and basic and diluted net income (or loss) per share that exclude the effects of non-cash expense for share-based compensation to employees, directors and consultants, and change in operating lease accounts. CollPlant’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s operating costs, net income (or loss) and income (or loss) per share, and to compare them to historical Company results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” in this release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

The Company’s consolidated financial statements for the first quarter ended March 31, 2025, are presented in accordance with generally accepted accounting principles in the U.S.

About CollPlant

CollPlant is a regenerative and aesthetic medicine company ushering in a new era of medical solutions with a focus on 3D bioprinting of tissues and organs, tissue repair and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant-based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing.

In 2021, CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market.

For more information about CollPlant, visit http://www.collplant.com.

Forward-Looking Statements

This press release includes forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all, including uncertainties surrounding the methods of fundraising and the Company’s preferences regarding such methods, and including its ability to conclude a non-dilutive financing transaction; the Company’s expectations regarding the costs and timing of commencing and/or concluding pre-clinical and clinical trials with respect to breast implants, tissues and organs which are based on its rhCollagen based BioInk and other products for medical aesthetics, and specifically the Company’s ability to initiate its next large-animal study for its breast implants in a timely manner, or at all; the Company’s or Company’s strategic partners’ ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen-based bioink and medical aesthetics products or product candidates including, but not limited to, acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products, in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations, including its partnership with AbbVie and its ability to continue to receive milestone and royalties payments under the AbbVie agreement; the Company’s reliance on third parties to conduct some or all aspects of its product development and manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates, including, with respect to the ongoing war in Israel, projected capital expenditures and liquidity, changes in the Company’s strategy and development plans and projects, and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant are contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

CollPlant:

Eran Rotem

Deputy CEO & CFO

+ 972-73-2325600

Eran@collplant.com

Investors:

LifeSci Advisors
Dan Ferry
daniel@lifesciadvisors.com